EXHIBIT 23.2

CONSENT OF ADVEST, INC.

Advest, Inc (“Advest”) hereby consents to the inclusion of its Opinion regarding the fairness, from a financial point of view, of the consideration to be received by First Washington FinancialCorp’s stockholders pursuant to the Merger Agreement in the Form S-4 Registration Statement. Advest further consents to the use of its name in the registration statement.

By giving such consent, Advest does not thereby admit that it is an expert with respect to any part of such From S-4 Registration Statement within the meaning of them “expert” as used in The Securities Act of 1993, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Your very truly,

ADVEST, INC.

By	/s/ Michael T. Mayes
Michael T. Mayes
Senior Managing Director and Head of Investment Banking

New York, New York

October 5, 2004